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                             September 17, 2021

       Rodrigo N. Menck
       Senior Vice President Finance and Group Chief Financial Officer Nexa Resources S.A.
       37A, Avenue J.F. Kennedy
       L-1855, Luxembourg

                                                        Re: Nexa Resources S.A.
                                                            Form 20-F
                                                            Filed March 23,
2021
                                                            File No. 001-38256

       Dear Mr. Menck:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F

       Cerro Lindo, page 41

   1. We note you have not disclosed the location of your material properties and/or projects within one mile as
required by Item 1304 (b)(1)(i) of Regulation S-K. Please revise your disclosure to disclose
the location of your material properties and/or development projects within one mile using a
commonly recognizable coordinate system.
       Mineral Reserves and Mineral Resources, page 44

   2. We note you have not disclosed your metallurgical recovery to determine reserves in your
                                                        Form 20-F filing and
Exhibits 15.1, 15.2, 15.3 and 15.4 as required by Item 1304 (d)(1) of
                                                        Regulation S-K. Please
revise your disclosure, and obtain and file revised exhibits, to disclose the
metallurgical recovery used to determine your reserves, similar to the disclosure found with
your exhibit   s cutoff grade and NSR calculations.
 Rodrigo N. Menck
Nexa Resources S.A.
September 17, 2021
Page 2


Mineral Reserves and Mineral Resources, page 45

3. We note you report your resources and reserves on a 100% basis instead of by your ownership basis as required by Item 1303 (b)(3)(iii) of Regulation S-K. Please revise your disclosure, and obtain and file revised exhibits, to disclose your resources and reserves only for the portion of the resources or reserves attributable to your interest in the property.

Exhibits 15.1, 15.2,15.3 and 15.4
Zinc Price Outlook, Section 16, page 2

4. We note your zinc and copper price analysis in this section. Please provide a similar analysis for lead and/or silver in all your exhibits, indicating when these forecasts were prepared, consultants utilized, and the general sources of information, such as price forecasts prepared by banking interests to develop a consensus price. See Item 601
         (b)(96)(B)(16) of Regulation S-K.

Exhibits 15.1, 15.2,15.3 and 15.4
Capital and Operating Costs, Section 18, page 1

5.       We note the technical report   s capital and operating costs do not
disclose an estimate of
         accuracy as required by Item 601 (b)(96)(B)(18)(i) of Regulation S-K. Please obtain and file revised technical reports to disclose the estimate of accuracy.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Gus Rodriguez at at 202-551-3752 with any other questions.



FirstName LastNameRodrigo N. Menck                               Sincerely,
Comapany NameNexa Resources S.A.
                                                                 Division of
Corporation Finance
September 17, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName